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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~17574~~ 3368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthur W. Wood Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Summer Street, Suite 340
(No. and Street)

Boston,	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hunnibell Kennedy — 617-542-0500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Company
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue	Cranston	RI	02920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hunnibell Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc. and Subsidiary, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ XXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAH & COMPANY
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RI 02920
(401) 738-6200
FAX (401) 738-6223

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

NITA J. SHAH, MBA, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur W. Wood Company, Inc. and Subsidiary at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shah & Company

February 9, 2007

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 12,643
Deposit with clearing organization	50,000
Receivables - brokers and dealers	18,993
- officer	6,046
Securities owned:	
Marketable, at market value	-
Not readily marketable, at estimated fair value	1,500
Memberships in exchanges, at cost	14,000
Furniture and office equipment, at cost, less accumulated depreciation of $3,552	-
Other assets	
Deferred income taxes	133,274
Miscellaneous	8,655
	$ 245,111

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable	$ 1,132
Accrued expenses and other liabilities	16,316
	17,448
Stockholders' equity	
Common stock, $50 par value; 2,000 shares authorized and issued, 664 shares outstanding	100,000
Additional paid-in capital	85,700
Retained earnings	119,404
Less common stock in treasury, 1,336 shares at cost	(77,441)
Total Stockholders' Equity	227,663
	$ 245,111

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUES	
Commissions	$ 264,806
Gain on firm securities trading accounts	23,832
Interest and dividends	4,381
Investment advisory fees	147,997
Other income	11,928
	$ 452,944
EXPENSES	
Stockholders/Officers compensation	$ 128,624
Employee compensation and benefits	207,184
Clearance charges paid to brokers	26,635
Communications	12,280
Occupancy and equipment costs	47,854
Travel costs	5,215
Regulatory fees and expenses	9,981
Taxes, other than income taxes	19,469
Other operating expenses	22,611
Loss on removal of asset	247
	480,100
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(27,156)
PROVISION FOR (BENEFIT OF) INCOME TAXES	
Current	1,020
Deferred	(40,036)
Total income taxes provision (benefit)	(39,016)
NET INCOME (LOSS)	$ 11,860

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 11,860
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,036
Loss on removal of assets	247
Net (increase) decrease in	
Deposit with clearing organization	7,070
Receivables -brokers and dealers	(11,405)
- officer	(1,275)
Securities owned	20,100
Other assets	
Deferred income taxes	(40,036)
Miscellaneous	(5,346)
Net (decrease) increase in	
Income taxes payable	108
Accrued expenses	(28,405)
Deferred income taxes	(2,116)
NET CASH USED BY OPERATING ACTIVITIES	(48,162)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	-
NET CASH USED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of treasury stock	50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	50,000
NET INCREASE IN CASH	1,838
CASH, BEGINNING OF YEAR	10,805
CASH, END OF YEAR	$ 12,643
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 44
Taxes paid	$ 912

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2006

	Capital Stock Common Stock	Additional Paid - In Capital	Retained Earnings	Treasury Stock
Balances at January 1, 2006	$ 100,000	$ 41,496	$ 107,544	$ (83,237)
Sale of treasury stock	-	44,204	-	5,796
Net income	-	-	11,860	-
Balances at December 31, 2006	$ 100,000	$ 85,700	$ 119,404	$ (77,441)

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS

December 31, 2006

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of Boston Exchange and the National Association of Securities Dealers (NASD). The Company is engaged in sales of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. The Company accounts for its treasury stock transactions under the cost method. At December 31, 2006, on average-cost basis, 1,336 shares valued at $57.96 are in treasury stock.

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary for the purpose of holding the license required by the state of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Company, Inc.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation - The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with the American Institute of Certified Public Accountants' audit and accounting guide for Audits of Brokers and Dealers in Securities.

Cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2006.

Income recognition - Securities transactions with related revenues and expenses are recorded on a settlement date basis, which are generally three business days after trade date. If revenues and expenses were recognized on a trade date basis, it would not be materially different.

Fair value of financial instruments - Securities owned and securities sold but not yet purchased are valued at market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES– (CONTINUED)

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $1,036 and accumulated depreciation as of December 31, 2006 was $3,352.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: PERSHING LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary had an agreement with Pershing LLC. (Pershing). Under this agreement, Pershing clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notified Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2006, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 4: LEASE COMMITMENTS

The Company rents office space in Boston on a month-to-month basis at December 31, 2006. The Company has entered into a lease contract for office space in Maine for an annual rent of $5,400 expiring in November 2007. The Company subleases a portion of its Boston office space and rental income was $5,679. The net rental expense was $35,647 for the year ending December 31, 2006.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 4: LEASE COMMITMENTS -(CONTINUED)

The Company has entered into a contract for subleasing office space beginning March 1, 2007 expiring January 31, 2008 with monthly rental of $5,276.

The Company has leased computer equipment. The monthly payment is $243, the total lease expense under this agreement for year ending December 31, 2006 was $243.

Minimum future lease payments as of December 31, 2006 are as follows:

Year Ending December 31	
2007	$ 2,913
2008	2,913
2009	2,670
Total	$ 8,496

NOTE 5: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined based on the enacted rates that are expected to be in effect when differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2006 the Company has a net operating loss of approximately $314,867 for federal and $286,590 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the year ending December 31:

Federal		State	
2016	$ 22,692	2007	$ 67,388
2017	68,833	2008	33,673
2018	34,873	2009	81,058
2019	81,958	2010	77,315
2020	78,335	2011	27,156
2021	28,176		

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 5: INCOME TAXES - (CONTINUED)

The provision for (benefit of) income taxes for the year ended December 31, 2006 consist of the following:

Current:	
Federal	$ -
State	1,020
Total Current	$ 1,020
Deferred:	
Federal	$(42,054)
State	2,018
Total Deferred	(40,036)
Total provision for (benefit of) taxes	$(39,016)

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $64,188 which was $59,188 in excess of its required net capital of $5,000. The Company's net capital ratio was .27 to 1.

NOTE 7: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing LLC, a clearing agent, on a fully disclosed basis.

NOTE 8: TREASURY STOCK

During December 2006, the Company sold 100 shares of common stock from treasury stock to two of its brokers/employees (50 shares each) for $50,000. The cost of treasury stock was $5796 and the balance, $44,204, was credited to "paid in capital" in the equity section of the balance sheet. The balance in treasury stock is 1,336 shares, carried at cost, $57.96 per stock.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE 9: INCENTIVE STOCK OPTION PLAN

During 1992, the Board of Directors of the Company authorized and adopted an Incentive Stock Option Plan whereby 300 shares are kept in reserve for the issuance under the terms of the Plan. Under this Plan, the Company has offered an option to key employees to purchase 15 shares each of common stock at 100% of the total stockholders' equity for outstanding share at January 15, 1993 ($343.44 per share). Under Section 425(d) of the Internal Revenue Code, if any optionee to whom an option is to be granted, possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price per share of stock shall not be less than 110% of the fair market value of one share of stock on the date of the grant. During 1993, under this provision, an option was granted to key employees to purchase 84 shares of common stock ($536.74 per share) and 14 shares of common stock to the President ($590.41 per share). During 1994, under this provision, an option was granted to key employees to purchase 49 shares of common stock ($620.20 per share) and 17 shares common stock to the President ($682.68 per share). This Plan was terminated during 2006.

NOTE 10: STATEMENT OF MATERIAL INADEQUACIES

There are no material inadequacies found to exist or to have existed since the date of the previous audited report dated February 2, 2006.

SCHEDULE I

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2006

NET CAPITAL		
Total consolidated stockholders' equity		$ 227,663
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		227,663
Add:		
Subordinated borrowings allowable in computation of net capital		
Other (deductions) or allowable credits		
Deferred income taxes asset		(133,274)
		94,389
Total capital and allowable subordinated borrowings		
Deductions and/or charges:		
Non-allowable assets:		
Exchange memberships	$ 14,000	
Furniture and office equipment, net of accumulated depreciation	-	
Other assets	14,701	28,701
Net capital before haircuts on securities positions (tentative net capital)		65,688
Haircuts on securities		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	1,500	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	
		1,500
Net capital		$ 64,188

SCHEDULE I - (cont.)

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Other accrued expenses		$ 17,448
Total aggregate indebtedness		17,448
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
(6 2/3% of aggregate indebtedness)		1,163
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of)		$ 5,000
Excess net capital		$ 59,188
Excess net capital at 1,000 percent (net capital - 10% of total aggregate indebtedness)		$ 62,443
Ratio: Aggregate indebtedness to net capital		.27 TO 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5(a) as of December 31, 2006)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 62,072
Items not included in computation:		
Net, audit adjustments	$ 2,116	
Net capital per above		$ 64,188

CONFIDENTIAL

SCHEDULE II

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

As of December 31, 2006

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer, Pershing LLC, on a fully disclosed basis.

CONFIDENTIAL

SCHEDULE III

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

All customer transactions are cleared through Pershing LLC at year ended December 31, 2006 on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

CONFIDENTIAL

SCHEDULE IV

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

Schedule of Segregation Requirements and Funds in Segregation for
Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2006

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

END